Prospectus Supplement to Prospectus dated November 20, 2000

NISOURCE FINANCE CORP.

$300,000,000                                                     [NISOURCE LOGO]
5 3/4% NOTES DUE 2003
UNCONDITIONALLY GUARANTEED BY NISOURCE INC.

WE WILL PAY INTEREST ON THE NOTES EACH APRIL 15 AND OCTOBER 15. THE FIRST INTEREST PAYMENT WILL BE MADE ON OCTOBER 15, 2001. WE MAY NOT REDEEM THE NOTES PRIOR TO THEIR MATURITY ON APRIL 15, 2003, AND THE NOTES WILL NOT BE SUBJECT TO ANY MANDATORY REDEMPTION OR SINKING FUND PAYMENTS.

--------------------------------------------------------------------------------

                                                             UNDERWRITING
                                   PRICE TO                  DISCOUNTS &               PROCEEDS TO
                                   PUBLIC(1)                 COMMISSIONS               COMPANY(2)
                                   ------------              ------------              ------------
Per Note                             99.917%                   0.25%                     99.667%
Total                              $299,751,000               $750,000                 $299,001,000

--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from April 6.
(2) Before deducting expenses.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about April 6, 2001.

This prospectus supplement may be used to offer and sell the offered Notes only if accompanied by the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                                BARCLAYS CAPITAL
BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

April 3, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                     PAGE
                                     ----
Incorporation by Reference.......     S-2
NiSource Inc. ...................     S-3
NiSource Finance Corp. ..........     S-5
Use of Proceeds..................     S-5
Ratio of Earnings to Fixed
  Charges........................     S-6

                                     PAGE
                                     ----
Supplemental Description of the
  Notes..........................     S-7
Underwriting.....................     S-8
Legal Matters....................     S-9
Experts..........................     S-9

                                   PROSPECTUS

About this Prospectus............       1
Where You Can Find More
  Information....................       1
Forward-Looking Statements.......       3
NiSource Inc. ...................       4
NiSource Finance Corp. ..........       6
Use of Proceeds..................       6
Ratios of Earnings to Fixed
  Charges........................       7
Description of Capital Stock.....       8
Description of the Debt
  Securities.....................      11
Plan of Distribution.............      21
Legal Opinions...................      22
Experts..........................      22

                               ------------------

              IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     We provide information to you about the Notes in two separate documents:
(a) the accompanying prospectus, which provides general information, some of which may not apply to the Notes, and (b) this prospectus supplement, which describes the specific terms of the Notes.

     Whenever the information in this prospectus supplement is more specific than the information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

     You should rely only on the information provided in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the Notes in any state where the offer is not permitted. The information in this document may only be accurate on the date of this document.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus and prospectus supplement. This means that we can disclose important information to you by referring you to another document that NiSource or its corporate predecessors, including Columbia Energy Group (SEC File No. 1-1098), have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and prospectus supplement. Information that NiSource files with the SEC after the date of this prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus and prospectus supplement to the extent that the subsequently filed information modifies or supersedes the existing information. In addition to the items we have incorporated by reference in the attached prospectus, which include NiSource's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed March 30, 2001 and NiSource's Current Report on Form 8-K filed April 2, 2001, we also incorporate by reference the Consolidated Financial Statements and Schedules of Columbia included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed March 29, 2001.

     You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: Gary W. Pottorff, NiSource Inc., 801 East 86th Avenue, Merrillville, Indiana 46410, telephone:
(877) 647-5990.

                                 NISOURCE INC.

     Overview. NiSource is a super-regional energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England. On November 1, 2000, NiSource completed its acquisition of Columbia Energy Group for an aggregate consideration of approximately $6 billion, with 30% of the consideration paid in common stock and 70% of the consideration paid in cash and SAILS (units each consisting of a zero coupon debt security coupled with a forward equity contract). NiSource also assumed approximately $2 billion in Columbia debt.

     As a result of the acquisition, NiSource is the largest natural gas distribution company, as measured by number of customers, operating east of the Rockies. NiSource's principal subsidiaries include Columbia Energy Group, a vertically-integrated natural gas distribution, transmission, storage and exploration and production holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; Northern Indiana Public Service Company, a vertically-integrated gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company, a natural gas distribution company serving customers in New England. NiSource's business lines include:

     - gas distribution;

     - gas transmission and storage;

     - electric operations;

     - exploration and production; and

     - other products and services.

                                [NISOURCE CHART]

     Strategy. NiSource is focused on becoming the premier energy company serving customers throughout the energy-intensive corridor that extends from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast. This corridor is home to 30% of the nation's population and 40% of its energy consumption. NiSource believes natural gas will be the fuel of choice to meet the corridor's growing energy needs. The acquisition of Columbia furthers this strategy by combining NiSource's natural gas distribution assets in Indiana and New England with Columbia's natural gas distribution, storage and exploration and production assets in Ohio, the Mid-Atlantic and Appalachia and Columbia's interstate transmission assets.

     Gas Distribution. NiSource has the nation's second largest volume of gas sales, on average over 2.6 billion cubic feet per day. Through its wholly-owned subsidiary, Columbia Energy Group, NiSource owns five distribution subsidiaries that provide natural gas under the Columbia Gas name to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. NiSource also distributes natural gas to approximately 751,000 customers in northern Indiana through three subsidiaries:
Northern Indiana Public Service Company, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. Additionally, NiSource's subsidiaries, Bay State Gas Company and Northern Utilities, Inc., distribute natural gas to more than 320,000 customers in the areas of Brockton, Lawrence and Springfield, Massachusetts, Lewiston and Portland, Maine, and Portsmouth, New Hampshire.

     Gas Transmission and Storage. NiSource's subsidiaries, Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, own and operate an interstate pipeline network of approximately 15,880 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. Together, Columbia Gas Transmission and Columbia Gulf serve customers in 15 northeastern, mid-Atlantic, midwestern and southern states and the District of Columbia. In addition, Columbia Gas Transmission operates one of the nation's largest underground natural gas storage systems capable of storing approximately 670 billion cubic feet of natural gas.

     Columbia Gas Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to the Federal Energy Regulatory Commission for approval. As proposed, the project will transport approximately 700 billion cubic feet of natural gas per day from the Lake Erie region to eastern markets.

     Electric Operations. NiSource generates and distributes electricity to the public through its subsidiary Northern Indiana Public Service Company. Northern Indiana provides electric service to approximately 430,000 customers in 21 counties in the northern part of Indiana. Northern Indiana owns and operates four coal-fired electric generating stations with a net capacity of 3,179 megawatts, four gas fired combustion turbine generating units with a net capacity of 203 megawatts and two hydroelectric generating plants with a net capacity of 10 megawatts, for a total system net capacity of 3,392 megawatts. Northern Indiana is interconnected with five neighboring electric utilities. During the year ended December 31, 2000, Northern Indiana generated 94.8% and purchased 5.2% of its electric requirements.

     Exploration and Production. NiSource also owns Columbia Energy Resources, Inc., an exploration and production subsidiary that explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada. As of December 31, 2000, Columbia Energy Resources held interests in approximately 3.9 million net acres of gas and oil leases and had proved gas reserves of nearly
1.1 trillion cubic feet of natural gas equivalent. Columbia Energy Resources has a financial interest in approximately 8,000 wells as well as 6,200 miles of gathering facilities.

     Other Products and Services. NiSource develops unregulated power projects through its subsidiary, Primary Energy, Inc. Primary Energy works with industrial customers in managing the engineering, construction, operation and maintenance of "inside the fence" cogeneration plants that provide cost-effective, long-term sources of energy for energy-intensive facilities.

     NiSource provides non-regulated energy services through its wholly-owned subsidiary Energy USA, Inc. Energy USA and its subsidiaries provide to customers in 22 states a variety of energy-related services, including gas marketing and asset management services and underground utility locating and marking services. NiSource expanded its gas marketing and trading operations with the April 1999 acquisition of TPC Corporation, now renamed Energy USA-TPC Corp., a natural gas asset management company. In addition, NiSource has invested in a number of distributed generation technologies including fuel cells and microturbine ventures.

     NiSource is completing a fiber optics network for voice and data communication along its pipeline rights-of-way between New York and Washington D.C.

     Non-Core Divestitures. In connection with the Columbia acquisition, NiSource has sold or is divesting certain businesses judged to be non-core to NiSource's energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners, L.P., which owns and operates salt cavern gas storage facilities in Texas and Louisiana, and Columbia completed the divestiture of its interest in the Cove Point LNG facilities, its retail marketing business and four qualifying facility power plants. NiSource recently completed the sale of its Miller Pipeline subsidiary and Columbia's electric generation business. NiSource also recently sold substantially all the assets of Columbia's petroleum businesses. After-tax proceeds from these asset sales totaled approximately $725 million. On January 31, 2001, NiSource announced a definitive agreement to sell the stock and assets of Columbia Propane Corporation to AmeriGas Partners, L.P. for approximately $208 million, including $53 million of AmeriGas partnership common units. NiSource is pursuing the sale of other smaller non-core businesses. Through its wholly-owned subsidiary, IWC Resources Corporation and its subsidiaries, NiSource supplies water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas. As part of the SEC order approving the Columbia acquisition, NiSource has been ordered to divest its water utility business by November 2003. NiSource is reporting the results of its water utility business as discontinued operations.

                             NISOURCE FINANCE CORP.

     NiSource Finance is a wholly-owned special purpose finance subsidiary of NiSource that engages in financing activities to raise funds for the business operations of NiSource and its subsidiaries. NiSource Finance's obligations under the Notes will be fully and unconditionally guaranteed by NiSource.

     NiSource Finance was incorporated in February 2000 under the laws of the State of Indiana. Before the acquisition of Columbia Energy Group, NiSource conducted its financing activities through NiSource Capital Markets, Inc., a first-tier subsidiary of NiSource. We expect NiSource to conduct all future financing through NiSource Finance.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Notes offered by this prospectus and prospectus supplement to repay commercial paper at rates of interest ranging from 5.95% to 6.00% issued by NiSource Finance in connection with the November 2000 acquisition of Columbia Energy Group and for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following are ratios of earnings to fixed charges for each of the periods indicated for NiSource Inc. (incorporated in Indiana and a corporate predecessor to NiSource) for the years 1996, 1997, 1998 and 1999, for NiSource for the year 2000 and for NiSource on a pro forma basis for the twelve months ended December 31, 2000, accounting for the acquisition of Columbia Energy Group as a purchase business combination and giving effect to the acquisition as if it had occurred on January 1, 2000:

      PRO FORMA                         ACTUAL
---------------------    ------------------------------------
    TWELVE MONTHS
        ENDED               FISCAL YEAR ENDED DECEMBER 31
    DECEMBER 31,         ------------------------------------
        2000             2000    1999    1998    1997    1996
    -------------        ----    ----    ----    ----    ----
        1.70             1.79    2.15    3.05    3.19    3.21

     For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of debt expense, the portion of rental expenses on operating leases deemed to be representative of the interest factor and preferred stock dividend requirements of consolidated subsidiaries.

                     SUPPLEMENTAL DESCRIPTION OF THE NOTES

     Please read the following information concerning the Notes in conjunction with the statements under "Description of the Debt Securities" in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes. The following description is not complete. The Notes will be issued under the Indenture, dated November 14, 2000, that we have entered into with The Chase Manhattan Bank, as trustee. The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the Notes are being offered and sold.

General

     We will offer $300 million of 5 3/4% Notes due 2003 as a series of notes under the Indenture. The Notes will be fully and unconditionally guaranteed by NiSource. See "Guarantee of NiSource" in the accompanying prospectus.

     The Notes will constitute part of the senior debt of the NiSource Finance, and are equal in right of payment to any other senior unsecured obligations of NiSource Finance. The Notes will not be redeemable by us until maturity. The Notes will not be subject to any mandatory redemption or sinking fund payments. NiSource Finance will pay principal and interest at the corporate trust offices of the Trustee.

Interest Payments

     The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest, on April 15, 2003. Each Note will bear interest at the annual rate set forth on the cover page of this prospectus supplement beginning April 6, 2001. The interest will be paid semi-annually on April 15 and October 15, commencing October 15, 2001. Interest will be paid to the person in whose name the Note is registered at the close of business on the April 1 and October 1 immediately preceding April 15 and October
15. We will compute the amount of interest payable on the basis of a 360-day year of twelve 30 day months.

Forms and Denominations

     The Notes will be issued as one or more global securities in the name of a nominee of the Depository Trust Company and will be available only in book-entry form. See "Book-Entry Issuance" in the accompanying prospectus. The Notes are available for purchase in multiples of $1,000.

                                  UNDERWRITING

     We have agreed to sell and Barclays Capital Inc. and the other underwriters listed below have severally agreed to purchase the principal amount of Notes listed in the table below. The terms of these purchases are governed by our underwriting agreement with Barclays Capital Inc. for itself and as representative for all of the underwriters.

                        UNDERWRITERS                            PRINCIPAL AMOUNT
                        ------------                            ----------------
Barclays Capital Inc. ......................................      $210,000,000
Banc of America Securities LLC..............................      $ 45,000,000
Salomon Smith Barney Inc. ..................................      $ 45,000,000
                                                                  ------------
Total.......................................................      $300,000,000
                                                                  ============

     Barclays Capital Inc. has advised us that the Notes will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to 1.0% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $75,000.

     The underwriters and certain of their affiliates have provided and may in the future provide investment banking and other financial services to us and certain of our affiliates for which they receive customary fees. In addition, certain of the underwriters (or affiliates thereof) acted as lenders under our existing credit facilities.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for us by Schiff Hardin & Waite, Chicago, Illinois. Peter V. Fazio, Jr., a partner of the firm who also serves as executive vice president and general counsel of NiSource, holds approximately 11,400 shares of NiSource's common stock.

                                    EXPERTS

     The consolidated financial statements and schedules of NiSource and the consolidated financial statements and schedules of Columbia Energy Group incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                 ---------------------------------------------

          Prospectus Supplement to Prospectus dated November 20, 2000

                                [NISOURCE LOGO]
                             NISOURCE FINANCE CORP.
                           UNCONDITIONALLY GUARANTEED
                                BY NISOURCE INC.
                                  $300,000,000
                             5 3/4% NOTES DUE 2003

                                BARCLAYS CAPITAL
                         BANC OF AMERICA SECURITIES LLC
                              SALOMON SMITH BARNEY

                                 APRIL 3, 2001

                 ---------------------------------------------